NEWS RELEASE No. 03-06

March 8, 2006

ASX Symbol - AGY

Mr. M. K. Smartt appointed as a Director

Argosy Minerals Inc. (trading on the Australian Stock Exchange under the symbol AGY) announces that Mr Malcolm Smartt has been appointed to the Board of Directors.

Malcolm Smartt resides in Perth, Western Australia and is a qualified accountant and company secretary with considerable experience in the Resource Sector in Australia, South East Asia and Africa.  He is also a Non Executive Director of several other listed Companies and the Board believes that his addition to the Argosy Board will be beneficial.

Argosy has several promising projects under review and is confident that 2006 will be a growth year for the Company.

ON BEHALF OF THE BOARD

Peter Lloyd

Chairman

For further information contact:

Peter H Lloyd, Chairman	Cecil R Bond, Director
Argosy Minerals Inc Level 2, Suite 10 57 Labouchere Road South Perth, WA, 6151 Australia Telephone: 61-8-9474-4178 Email: peter.lloydl@argosyminerals.com.au	Argosy Minerals Inc. 20607 Logan Avenue Langley, British Columbia V3A 7R3 Canada Telephone: 1-604-530-8436 Email: cb.argosy@telus.net

CAUTIONARY STATEMENT

The Australian Stock Exchange has neither approved nor disapproved the contents of this News Release.  This News Release includes certain “forward-looking statements” within the meaning of Section 21E of the U.S. Securities and Exchange Act of 1934, as amended.  All statements, other than statements of historical fact, included in this release, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of Argosy, are forward-looking statements that involve various risks and uncertainties.  There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.  Important factors that could cause actual results to differ materially from Argosy’s expectations are disclosed under the heading “Risk Factors” and elsewhere in Argosy’s documents filed from time to time with the Australian Stock Exchange, the United States Securities and Exchange Commission and other regulatory authorities.  All subsequent written and oral forward-looking statements attributable to Argosy or persons acting on its behalf are expressly qualified in their entirety by this notice.